Lance, Inc.
13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277
October 29, 2010
VIA EDGAR AND
FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. H. Roger Schwall, Assistant Director

Re:	Lance, Inc. Registration Statement on Form S-4 File No. 333-168849
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Lance, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 5:00 p.m., Eastern Time, on October 29, 2010, or as soon thereafter as practicable.
     In connection with the foregoing request, the Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     In connection with the foregoing request, the Company undertakes to first mail the joint proxy statement/prospectus to stockholders of Lance and Snyder’s by no later than Tuesday, November 2, 2010.
     Please consider this request for acceleration of the effective date of the Registration Statement as confirmation that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement.

Securities and Exchange Commission
October 29, 2010

     It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Mike Denny at (704) 331-7488 or Zach Smith at (704) 331-7474, and then send written confirmation to me at the address listed on the cover page of the Registration Statement.
     Should you have any questions with respect to this matter, please do not hesitate to call Mike Denny or Zach Smith at the telephone numbers listed above.

Very truly yours,

LANCE, INC.

By	/s/ Rick D. Puckett

Rick D. Puckett Executive Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Michael J. Denny A. Zachary Smith III